Exhibit 1

To whom it may concern
November 7, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Integration of Loan Offices and Implementation of Voluntary Retirement Program
     NIS GROUP CO., LTD. (the “Company”) hereby announces that it will integrate its loan offices and implement a voluntary retirement program, as follows.
1.	Purpose of Integration of Loan Offices and Voluntary Retirement Program
     The Company is progressing with the establishment of its business model centered on an expanding business in China, real estate business with stable revenues and servicing business with high profitability, which is unique among Japan’s non-bank financial companies. However, the difficult business environment for the moneylending industry in Japan is becoming harsher than expected, including as a result of increased claims for repayment of excess interest.
     Under these circumstances, the Company has adopted its management reform program in order to improve its management efficiency and to further expand its businesses. As part of this program, the Company decided to integrate its loan offices and to implement a voluntary retirement program, in order to improve efficiency through concentrating its sales force on highly-profitable business areas and to streamline administrative costs.
2.	Outline of Integration of Loan Offices
     The Company will integrate its existing 14 loan offices into 6 other loan offices and integrate the Western Japan Research Department into the Eastern Japan Research Department by the end of December 2007. The number of loan offices after integration will be 10 offices.
3.	Outline of Voluntary Retirement Program
(1)	Eligible persons: employees who have 2 or more years of service

(2)	Expected number of employees to apply for voluntary retirement program: 250 employees

(For reference: The total number of employees as of September 30, 2007 (non-consolidated) is 932 employees)

(3)	Application period: November 15, 2007 through December 14, 2007

(4)	Date of retirement: January 31, 2008

(5)	Preferential treatment: The Company will pay a special bonus based on certain criteria.
4.	Others
     The Company will continue to prepare for its business plan, including further enhancement of its financial base, etc., in addition to the above-mentioned measures, as part of its management reform program. The Company will announce other measures as soon as they are fixed.

5.	Future projections
     Although approximately 65 million yen of relocation and other related expenses will be incurred as special losses for the fiscal year ending March 31, 2008, annual rent expense for offices is expected to be reduced by approximately 130 million yen from the next fiscal year, as a result of integration of loan offices.
     In addition, with respect to the voluntary retirement program, approximately 2 billion yen of special bonuses will be incurred as special losses for the fiscal year ending March 31, 2008, assuming the expected number of employees apply for the voluntary retirement program. However, annual salaries and employee benefits are expected to be reduced by approximately 2 billion yen from the next fiscal year, as a result of this voluntary retirement program.
     The effect on the consolidated financial results for this fiscal year will be announced as soon as determined.

These materials contain forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. Important risks and factors that could cause our actual results to differ materially from these forward-looking statements include without limitation the following: weak domestic economic conditions; the growing variety of legal means with which debtors can seek protection from creditors; changes to our portfolio of products and services and expansion into new business areas; the effect of fluctuations in the value of real estate held or securing loans; fluctuation in market environments regarding our investments; our ability to pursue and maintain profitable strategic alliances, joint ventures and strategic investments; increasing competition in the loan servicing market; risks associated with doing business in China; any future inability to obtain funds from lenders or access the debt capital markets on favorable terms; an increase in prevailing market interest rates; failure to implement our business strategies; the failure of our risk management systems; our ability to adequately evaluate or control risks associated with loans or guarantees we make or related collateral; any disruption or other difficulties experienced by our information or technological systems and networks; misconduct by an employee or director and our exposure to negative publicity of the consumer or business finance industries; failure to maintain the confidentiality of personal information of our customers; and the influence of our chairman and his family over important decisions.